UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant ☐ Filed by a Party other than the Registrant ☑

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☑	Preliminary Proxy Statement
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☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

LIVE CURRENT MEDIA, INC.
(Name of the Registrant as Specified In Its Charter)

DAVID JEFFS
JOHN DA COSTA
CARL JACKSON
SUSAN JEFFS
CAMERON PAN
ADAM RABINER
AMIR VAHABZADEH
(Name(s) of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY - SUBJECT TO COMPLETION

David Jeffs
Wagensteigstrasse 10
79274 Sankt Märgen
Germany

September   , 2010

Dear Fellow Stockholder:

I am the beneficial owner of 1,136,866 shares of common stock, par value $0.001 per share of Live Current Media Inc., a Nevada corporation, representing approximately 3.74% of the outstanding shares of Live Current’s common stock. For the reasons set forth in the attached Proxy Statement, I believe that the current board of directors of the company should be replaced. I am therefore seeking your support at Live Current’s annual meeting of stockholders, including any adjournments or postponements of it, and any meeting that may be called in lieu of it, scheduled to be held at the Golden Nugget Hotel, 129, East Fremont Street,, Las Vegas, Nevada, on October 12, 2010 at 2:00 pm PacificTime, for the following proposals:

•
to elect seven directors: David Jeffs, Cameron Pan, John Da Costa, Carl Jackson, Susan Jeffs, Adam Rabiner and Amir Vahabzadeh to Live Current’s board to hold office until the 2011annual meeting or until their respective successors are duly elected and qualified

•	to ratify the appointment of Davidson & Company LLP to serve as the company’s independent public accountants for the fiscal year ending December 31, 2010
•	to consider such other business as may properly come before the annual meeting.

We urge you to consider carefully the information contained in the attached Proxy Statement and then support these efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to stockholders on or about September [ ], 2010.

You may have received, or may receive in the future, a separate proxy solicitation from the company. For all of the reasons discussed in the materials included with this letter, I strongly urge you to REJECT Live Current’s solicitation and NOT sign any GOLD proxy card that the company sends to you.

If you have already returned a gold proxy card, you have every right to change your votes by signing and returning a later-dated WHITE proxy card.

It is important that your shares of Live Current’s common stock be represented and voted at the annual meeting. Accordingly, even if you plan to attend the annual meeting in person, please cause your shares to be voted by signing, dating and mailing the enclosed WHITE proxy card. If you have any questions or require any assistance with your vote, please contact Laurel Hill Advisory Group LLC, which is assisting us, at their address and toll-free numbers listed on the following page.

Thank you for your support,
By: /s/ David Jeffs
David Jeffs

If you have any questions, require assistance in voting your WHITE proxy card, need additional copies of these proxy materials or directions to attend the annual meeting, please call Laurel Hill Advisory Group LLC at the phone numbers listed below.

Laurel Hill Advisory Group LLC 100 Wall Street, 22nd Floor New York NY 10005 Banks and brokers call collect: 917-338-3181 All others call toll free: 1-800-385-3006

PRELIMINARY COPY - SUBJECT TO COMPLETION

ANNUAL MEETING OF STOCKHOLDERS
OF
LIVE CURRENT MEDIA INC.
_________________________
PROXY STATEMENT
OF
DAVID JEFFS

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY.

David Jeffs is the beneficial owner of 1,136,866 shares of common stock, par value $0.001 per share of Live Current Media Inc., a Nevada corporation  (the “Company”), representing approximately 3.74% of the outstanding shares of common stock of the Company. Mr. Jeffs is writing to you in connection with the election of seven director nominees (the “Nominees”) to the board of directors of the Company at the annual meeting of stockholders scheduled to be held at the Golden Nugget Hotel, 129 East Fremont Street, 2:00 Pacific Time, including any adjournments or postponements of it and any meeting which may be called in lieu of it (the “Annual Meeting”). This proxy statement (the “Proxy Statement”) and the enclosed WHITE proxy card are first being furnished to stockholders on or about September [], 2010. This Proxy Statement and the enclosed WHITE proxy card are being furnished to the Company’s stockholders by Mr. Jeffs and the other participants in this solicitation as identified in the section entitled “Participants in the Solicitation,” in connection with the solicitation of proxies from the Company’s stockholders for the following purposes:

•
To elect seven directors: David Jeffs, John Da Costa, Carl Jackson, Susan Jeffs, Cameron Pan, Adam Rabiner and Amir Vahabzadeh to the Company’s board to hold office until the 2011annual meeting or until their respective successors are duly elected and qualified

•	To ratify the appointment of Davidson & Company LLP to serve as the Company’s independent public accountants for the fiscal year ending December 31, 2010
•	To consider such other business as may properly come before the Annual Meeting

The current board of directors of the Company (the “Current Board”) has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as September 3, 2010 (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s proxy statement, as of the close of business on the Record Date, there were 30,392,316 shares of common stock, outstanding, each share of common stock being entitled to one vote on all matters presented at the Annual Meeting. The principal executive offices of the Company, a Nevada corporation, are located at 780 Beatty Street, Suite 307, Vancouver, BC V6B 2M1 (604) 453-4870. The participants in this solicitation beneficially own an aggregate of 5,221,811 shares of common stock, representing approximately 17.11% of the outstanding shares of common stock. Mr. Jeffs intends to vote his shares, and the other participants in this solicitation have advised him that they intend to vote their shares, (i) to elect the Nominees, (ii) to ratify the appointment of Davidson & Company LLP as described herein, and (iii) in the discretion of the proxies named in the enclosed WHITE proxy card on the consideration of such other business as may properly come before the Annual Meeting.

Mr. Jeffs requests that stockholders sign, date and mail promptly the enclosed WHITE proxy card in the postage-paid envelope provided. He urges you not to sign any GOLD proxy card or other proxy card sent to you by the Company.  If you have already done so, you may revoke your previously signed proxy by delivering a written notice of revocation or a later-dated WHITE proxy card in the enclosed envelope.  If your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote your shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the WHITE proxy card as soon as possible.  Any proxy executed by a holder of common stock may be revoked at any time prior to its exercise by filing a written notice of revocation with the secretary of the Company or by submitting a duly executed later-dated proxy or by attending the Annual Meeting and voting inperson.

Mr. Jeffs has retained Laurel Hill Advisory Group LLC to assist him in communicating with stockholders in connection with the proxy solicitation and to assist in his efforts to obtain proxies. If you have any questions about how to complete or submit your WHITE proxy card or any other questions, Laurel hill Advisory Group LLC will be pleased to assist you.

This solicitation is being made by David Jeffs and not on behalf of the Current Board or management. Neither Mr. Jeffs nor the other participants in this solicitation is aware of any other matters to be brought before the Annual Meeting. Should other matters, of which Mr. Jeffs is not aware within a reasonable time prior to this solicitation, be brought before the Annual Meeting, the persons named as proxies in the enclosed WHITE proxy card will exercise their discretion to vote on such matters.  Mr. Jeffs and the other participants in this solicitation urge you to sign, date and return the WHITE proxy card in favor of the election of their Nominees. If you have already sent a proxy card furnished by the Company, you may revoke that proxy and vote for the election of Mr. Jeffs’s Nominees by signing, dating and returning the enclosed WHITE proxy card. The latest-dated proxy is the only one that counts. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later-dated proxy for the Annual Meeting to Mr. Jeffs, c/o Laurel Hill Advisory Group LLC who is assisting in this solicitation, or to the secretary of the Company, or by voting in person at the Annual Meeting.

IMPORTANT

Your vote is important, no matter how many or how few shares you own. Mr. Jeffs urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of his Nominees.

•	If your shares are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to David Jeffs, c/o Laurel Hill Advisory Group LLC, in the enclosed envelope today.
•
If your shares are held in a brokerage account or bank, you are considered the beneficial owner of the shares, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative on how to vote. Your broker cannot vote your shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to provide voting instructions either through (i) a toll-free telephone number or (ii) the Internet.  Please refer to the enclosed voting form for instructions on how to provide voting instructions electronically. You may also provide voting instructions by signing, dating and returning the enclosed voting form.

Because only your latest-dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to the Company. Remember, you can vote for Mr. Jeffs’s Nominees only on the WHITE proxy card. So please make certain that the latest-dated proxy card you return is the WHITE proxy card.

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of these proxy materials or directions to attend the Annual Meeting, please call Laurel Hill Advisory Group LLC at the phone numbers listed below.

Laurel Hill Advisory Group LLC 100 Wall Street, 22nd Floor New York NY 10005 Banks and brokers call collect: 917-338-3181 All others call toll free: 1-800-385-3006

BACKGROUND OF THE SOLICITATION

Mr. Jeffs was the CEO of the Company from 2002 to May 2007.  Under Mr. Jeffs’s direction, the Company’s sales increased from $3.5 million in 2004 to $5.7 million in 2005 and to $8.4 million in 2006.  At the end of 2006, the Company had $2.4 million in cash and was profitable.  Mr. Jeffs then began searching for a replacement with the experience and the time and ability to continue to build the Company.

Mr. Jeffs hired C. Geoffrey Hampson, the Company’s current CEO and chairman of the board, to replace him as of June 1, 2007, relying on Mr. Hampson’s representions that he was winding up his other business obligations and would devote all of his time to the Company. Mr. Jeffs then left the Company at the end of September 2007.

In March 2010, Mr. Jeffs received from a shareholder of the Company a news release issued by Corelink Data Centers LLC, a Delaware company that provides data technologies and web-hosting services on the Internet. The news release described Mr. Hampson as the CEO and Corelink’s success in establishing data centers in Las Vegas, Phoenix, Seattle and Chicago. The news release went on to say that, in conjunction with Corelink’s establishment of its new headquarters in Chicago, Mr. Hampson would move to Chicago at the end of March 2010. This news release suggested to Mr. Jeffs that Mr. Hampson was working for another company. He reviewed Corelink’s website and talked to others familiar with the Company to find out what he could about Mr. Hampson’s relationship to Corelink. He discovered that Mr. Hampson formed Corelink in August 2007, fewer than three months after becoming the Company’s CEO, became Corelink’s CEO in November 2007, and had established Corelink’s four data centers in the two and a half years from Corelink’s formation in August 2007 to the date of its news release in February 2010.

In May 2010, Mr. Jeffs received an email from Mr. Hampson in which Mr. Hampson assured him that the Company was progressing positively. Mr. Hampson wrote, “We have a very good strategy and team for both perfume and boxing and have put most of the necessary elements in place to make the plan happen in the next 90-120 days. We have enough cash to see us through the execution of the plan and are NOT planning a highly dilutive [private offering] as some are suggesting. I am focused on re-creating value for the existing shareholders.” Mr. Hampson confirmed that he was not planning to issue new shares in a news release dated May 14, 2010 in which he said that, “The Company has no plans to raise additional funding through the issuance of shares from Treasury. New funding will only be required if the operational results exceed projections and more working capital is required to accelerate growth.”

Despite Mr. Hampson’s private and public assurances in May 2010 that the Company was not planning a highly dilutive private placement, and despite the fact that the Company’s operations were not growing, by August 4, 2010, less than three months later, the Company issued another 5,950,000 shares at 10¢ per share (and warrants for another 5,950,000 shares), thus diluting the existing shareholders by 25%.

REASONS FOR MR. JEFFS’S SOLICITATION

Mr. Jeffs owns approximately 3.74% of the outstanding shares of the Company’s capital stock. As a major stockholder of the Company, he has a vested financial interest in the maximization of the value of the Company for all stockholders.  He is proposing to elect the Nominees described in this Proxy Statement because he has significant concerns regarding the overall composition and effectiveness of the Current Board and senior management.

The members of Current Board are affiliated with Mr. Hampson. The other three members of the Current Board, each of whom is nominated for another term, have other business relationships with Mr. Hampson. Boris Wertz and Mr. Hampson together own Techvibes Media Inc., which, according to Techvibe’s website, they acquired in 2007. According to the Company’s proxy statement, James P. Taylor was the CFO of Corelink from April 2008 until January 2010, and Mark Benham was a director of Peer 1 Network Enterprises, Inc, the same company of which Mr. Hampson was the CEO, president and a director. Mr. Taylor, as CFO of Corelink, had to know of Mr. Hampson’s involvement with Corelink. One can only assume that the other directors also knew of Mr. Hampson’s involvement with Corelink and consented to his spending time developing Corelink’s business while he was the Company’s CEO.

Under Mr. Hampson’s management, as disclosed in the Company’s reports on Form 10-K filed with the SEC or its news releases available from time to time on its website, the Company:

•
Committed to paying signing and special bonuses of $700,000 and an annual salary of $275,000 and other benefits to the president hired to replace Mr. Jeffs on October 1, 2007, who resigned from the Company as of  January 31, 2009 after serving only 16 months of his five-year contract

•
Hired in February 2009, for an undisclosed salary, his common-law spouse—who appears to have a lot of fashion experience but no Internet retail experience—to run Perfume.com, an Internet retailer of perfume (not fashion) and the Company’s primary source of revenue under whose management the Company’s revenues have declined from $1.75 million in the first quarter of 2009 to $908,234 in the first quarter of 2010 and to $696,376 in the second quarter of 2010

•	With the approval of the Current Board, lowered the exercise prices of the options granted to the members of the Current Board and other employees from between $2.00 and $2.50 to 65¢
•	Filed unreliable financial statements for the periods ended September 30, 2008, December 31, 2008 and March 31, 2009 and had to file restated financial statements
•
In March 2008, acquired an early-stage start-up business for $5 million that had no revenues and was written off the books by the end of 2009 after the Company determined by the end of June 2009 that the auction software acquired through the acquisition was impaired

The Company’s revenues have declined from $3.34 million for the six months ended June 30, 2007 under Mr. Jeffs’s management to $1.6 million for the six months ended June 30, 2010. The Company’s stock is presently trading at approximately 10¢ per share.  During the last three months of Mr. Jeffs’s tenure, the Company’s stock traded from $1.60 to $2.60.

For these and other reasons, Mr. Jeffs believes strongly that the Company needs a whole new board that will exercise good, independent judgment to guide the Company.

His objective in seeking the election of the Nominees is to provide the Company with a qualified, independent board that includes members with proven capabilities that he believes are necessary to enhance stockholder value for all stockholders of the Company and to ensure that the Company is being run in the best interest of all stockholders. As one of the largest stockholders of the Company, he believes that his interests are squarely aligned with yours. He is only commencing this proxy contest as a last resort. He believes that an election contest is the only means for seeking to improve the overall quality of the board through the nomination of director candidates who possess extensive industry experience, contacts and expertise, and who are truly independent of the Company’s management.

PENDING LITIGATION

On June 11, 2010 Mr. Jeffs commenced an action against Company in the Second Judicial District Court of the State of Nevada in and for the County of Washoe in connection with its failure to hold an annual meeting of stockholders within 18 months of the last annual meeting as required by Nevada Revenue Statute 78.340. On August 26, 2010, the Court entered an order directing the Company to hold its annual meeting on October 12, 2010.

On May 14, 2010, David Jeffs and Richard Jeffs (who is David Jeffs’s father) commenced a shareholders’ derivative action asserting the Company’s claims against Mr. Hampson for fraud, breach of contract, breach of fiduciary duties and unjust enrichment, and against Mr. Hampson and the other directors of the Company for breach of fiduciary duties, all due to alleged gross mismanagement, waste of corporate assets, and misappropriation of corporate opportunities.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Current Board is presently composed of four directors, all of whose terms will expire at the Annual Meeting. The Company’s proxy statement states that the Company’s bylaws fix the number of directors at seven. For the reasons stated above, Mr. Jeffs is seeking your support at the Annual Meeting to elect the Nominees identified below. Under the Company’s certificate of incorporation and its bylaws, the directors elected at the Annual Meeting will serve in such capacity for a one-year term expiring at the 2011 annual meeting of stockholders or until their successors have been duly elected and qualified, or until their earlier resignation or removal. Unless otherwise stated, each Nominee has sole voting power and sole investment power with respect to the shares of common stock beneficially owned by the Nominee, if any, and each Nominee is the beneficial owner of all shares held of record by the Nominee, if any.

Biographical Information of Nominees

Name and Address of Nominee	Age	Director Since
David Jeffs Wagensteigstrasse 10 79274 Sankt Märgen Germany	40	From July 2002 to September 2007
João (John) da Costa 1100 Melville Street, #610 Vancouver BC V6E 4A6	46	N/A
Carl Jackson 22 Clinton Avenue Westport, CT 06880	48	N/A
Susan Jeffs 4 Montpelier Street, #521 London SW7 1EE	61	N/A
Cameron Pan 719 West 53rd Avenue Vancouver BC V6P 1K5	47	N/A
Adam Rabiner 1100 Melville Street, #610 Vancouver BC V6E 4A6	38	N/A
Amir Vahabzadeh 1825 West King Edward Avenue Vancouver BC V6J 2W3	41	N/A

The principal occupations and employment of each Nominee during the past five years are set forth below:

David Jeffs was the chief executive officer of the Company from July 2002 through June 2007. He was also the president and a director of the Company from July 2002 through September 2007. During the quarter ended June 30, 2002, just before Mr. Jeffs joined the Company, revenues were $43,227.  During Mr. Jeffs’s last quarter at the Company (ended September 30, 2007), revenues were $1,770,594, an increase of approximately 4000 percent. Market capitalization rose from less than $1 million to over $40 million from July 1, 2002 to September 30, 2007. He was a consultant to the Company’s subsidiary, Domain Holdings Inc., from November 2000 and was responsible for revenue-generating initiatives. Prior to consulting for Domain Holdings Inc., Mr. Jeffs was the president and director of a private corporation trading in consumer goods from 1997 to 2000. Since leaving the Company in 2007, Mr. Jeffs has been an independent investor. Mr. Jeffs is an under graduate of University of British Columbia with a BA majoring in economics.

John Da Costa has more than twenty years of experience providing bookkeeping and accounting services for both private and public companies and is the founder and president of Da Costa Management Corp., a company that has provided management and accounting services to public and private companies since August 2003. Mr. Da Costa has been chief financial officer and treasurer of Red Metal Resources Ltd., a reporting public company, since May 13, 2008.  He is also the treasurer of Rock City Energy Corp., a non-reporting public company, a position he has held since August 2006, a director and the chief executive officer (since February 2006) and chief financial officer and secretary (since May 2002) of GlobeTrac Inc., also a public company; and a director (from March 2004 to July 2007) and chief executive officer and president (from July 2006 to July 2007) and the chief financial officer (from April 2005 to July 2007) of Trilogy Metals Inc. a resource exploration company listed on the TSX Venture Exchange.

Carl Jackson held senior positions from 1986 to 2006 at various financial institutions in New York City such as Assured Guaranty, Commerzbank, and Credit Suisse, with a focus on structured finance and securitization.  His last position was director in the structured finance area at Deutsche Bank. In 2006, Mr. Jackson left banking to focus on various Internet-related ventures including social media and starting a local news site.  He has been an investor in the Company since 2005. Mr. Jackson holds an M.B.A. in finance from New York University.

Susan Jeffs received her Bachelor of Laws from the University of British Columbia and practised law in Vancouver until moving to London in 2002.  Ms. Jeffs’s area of practice was primarily securities and finance for clients involved in a variety of industries. She was a director of Bullion River Gold Corp. from August 2005 to April 2008, and was in-house legal consultant for Brek Energy Corp., an oil and gas company, from February 2005 to December 2007, and for Makeup Incorporated, an Internet retail company, from February 2004 to December 2009.

Cameron Pan was the chief financial officer and corporate secretary of the Company from August 2002 through January 2008. During this period, revenues at the Company increased more than 2000% and market capitalization rose by more than 1000%. Since leaving the Company, Mr. Pan has been an independent investor. He has worked in corporate finance in both public practice and investment banking, specializing in the technology industry. Mr. Pan was a vice president of corporate finance of Marleau, Lemire Securities from 1993 to 1995 and the CFO for Memorex Computers in the United States from 1995 to 1997. Mr. Pan is a chartered accountant who worked for Deloitte & Touche from 1998 to 1999 and Coopers & Lybrand from 1986 to 1993 and is a graduate of Simon Fraser University in British Columbia in 1992 with bachelor’s degrees in accounting and finance.

Adam Rabiner has more than 10 years of media, communications and investor relations experience. Since December 2009, he has been director of corporate communications for Red Metal Resources Ltd., a publicly traded copper-gold exploration company. He joined Red Metal from Berkshire Hathaway-owned Business Wire, the global market leader in commercial news distribution for public companies and organizations, where he was responsible for that company's business development in British Columbia. Prior to Business Wire, Adam was the director of investor Relations for the Company from 2003 to 2008. He holds a BA in Political Science from the University of British Columbia.

 Amir Vahabzadeh has been involved in the Internet industry as an online business owner and consultant for over 15 years. He also owns and operates a thoroughbred racing and breeding facility in British Columbia. He has been a shareholder since 2000 and currently owns 975,000 shares of the Company’s capital stock. Mr. Vahabzadeh holds a Bachelor of Arts degree and is a graduate of the University of British Columbia.

Share Ownership

The table below sets forth each Nominee’s beneficial ownership of the Company’s common stock.  Other than common stock, no Nominee beneficially owns any securities of the Company.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock
David Jeffs	1,136,866	3.74
John Da Costa	14,000	0.05
Carl Jackson	1,374,545[a]	4.48
Susan Jeffs	1,405,000[b]	4.62
Cameron Pan	–	–
Adam Rabiner	66,400	0.22
Amir Vahabzadeh	1,225,000[c]	4.00
[a]Owned jointly with his wife, Jodi Sansone; includes warrants exercisable for 276,922 shares (issued by the Company together with 276,922 shares in November 2008)
[b]1,355,000 shares held by First Bridge Financial SA
[c]Includes warrants exercisable for 250,000 shares (issued by the Company together with 250,000 shares in July 2010)

The following table describes shares that the Nominees have bought or sold in open market transactions during the past two years.

David Jeffs		Cameron Pan
Number of Shares	Date of Transaction[a]	Number of shares	Date of Transaction[b]
63,270	11-Jun-09	50,000	10-Sep-08
6,250	12-Jun-09	100,000	02-Oct-08
5,000	16-Jun-09	15,525	06-Oct-08
18,565	17-Jun-09	34,400	14-Oct-08
60,000	18-Jun-09	32,900	21-Oct-08
35,000	22-Jun-09	74,800	24-Oct-08
16,960	23-Jun-09	31,655	29-Oct-08
5,000	24-Jun-09	6,168	05-Nov-08
40,000	25-Jun-09	4,552	10-Nov-08
20,000	29-Jun-09	150,000	19-Nov-08
[a]All purchases		[b]All sales

Each of the Nominees has consented to be named in this Proxy Statement and to serve as a director of the Company, if elected. If at the time of the Annual Meeting any Nominee is unable to serve or for good cause will not serve as a director, the discretionary authority provided in the proxy will be exercised to vote for a substitute designated by Mr. Jeffs.  Mr. Jeffs has no reason to believe that any of the Nominees will be unable to serve as a director or will have good cause for not serving as a director, if elected. In addition, Mr. Jeffs reserves the right to nominate substitute persons if the Company makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees. In any such case, shares represented by the enclosed WHITE proxy card will be voted for such substitute nominees. The Company’s by-laws do not require any advance notice of substitute nominees.

The Nominees would not be barred from being considered independent under applicable NASDAQ rules and the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended. Mr. Jeffs believes that if the Nominees are elected, there will be a sufficient number of independent directors to serve on the board’s audit committee, compensation committee and nominating and governance committee. He further believes that Mr. Pan qualifies as an “audit committee financial expert” as defined by the SEC rules.

Other than as described in this Proxy Statement, none of the seven Nominees for director named in this Proxy Statement nor any other participants in this solicitation nor any other person who may solicit proxies on their behalf:

•	has purchased or sold any class of securities of the Company within the past two years;
•	has borrowed funds for the purpose of acquiring or holding any shares of common stock purchased by such person within the past two years;
•	is now or within the past year has been a party to any contract, arrangement or understanding with any person with respect to any securities of the Company;
•
had or will have a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $120,000; or

•
has any arrangement or understanding with any person with respect to any future employment with the Company or its affiliates or any future transactions to which the Company or any of its affiliates will or may be a party.

There are no present plans, understandings or arrangements whereby any of the Nominees for election as directors will acquire any of the Company’s operations or assets.  If elected, the Nominees will appoint a new CEO (as yet unidentified), assess the financial condition of the Company, review the current business model to determine if it merits continuation and consider reverting to the previous business model that the Company employed. If elected, the Nominees will appoint a new CEO (as yet unidentified), assess the financial condition of the Company, review the current business model to determine if it merits continuation and consider reverting to the previous business model that the Company employed.

You are being asked to elect the Nominees. The enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. Accordingly, you will not have the opportunity to vote for any of the Company’s nominees if you return a WHITE proxy card that we provide to you. You can only vote for the Company’s nominees by executing a proxy card provided by the Company. The persons named as proxies in the accompanying WHITE proxy card intend to vote “FOR” the Nominees identified above unless specifically instructed to the contrary by the person executing the proxy card.

The Company has nominated five nominees for election to the board.  Mr. Jeffs is nominating seven.  Because the size of the board if fixed at seven, the seven nominees of this aggregate of 12 nominees being proposed who receive the highest number of votes will be elected to the Company’s board of directors.  The votes cast at the Annual Meeting may result in the election to the Company’s board of directors of some of the Nominees proposed by Mr. Jeffs and some persons nominated by the Company. If some of the persons supported by Mr. Jeffs and some of the Company’s nominees are elected, those persons who are Mr. Jeffs’s Nominees intend to serve their terms as directors. Mr. Jeffs is unable to predict whether any nominees of the Company would agree to serve on a board of directors consisting in part of his Nominees. In the event that vacancies on the board of directors are created by the refusal of any of these persons to serve with the Nominees, Mr. Jeffs expects that his Nominees would propose to the board that it take all actions necessary to fill those vacancies or reduce the number of directors on the board to eliminate some or all of the vacancies, subject to the requirements of Nevada law and the Company’s bylaws. The persons receiving the greatest number of votes for the number of director positions to be filled at the Annual Meeting will be elected the directors of the Company.

You are urged to vote FOR the election of the Nominees named above as directors of the Company by completing, signing, dating and mailing promptly the enclosed WHITE proxy card in the postage-paid envelope provided.

PROPOSAL NO. 2

THE COMPANY’S PROPOSAL TO RATIFY
THE APPOINTMENT OF INDEPENDENT
PUBLIC ACCOUNTANTS

The Company appointed Davidson & Company LLP, as the Company’s independent public accountants for the fiscal year ending December 31, 2010. The Company is asking stockholders to ratify the appointment of Davidson & Company LLP as independent public accountants for the Company’s fiscal year ending December 31, 2010.  We do not object to the ratification of the appointment of Davidson & Company LLP as the Company’s independent public accountants for the Company’s fiscal year ending December 31, 2010.  While this proposal also appears on the proxy card you may have received from the Company, you cannot vote for Mr. Jeffs’s nominees on that proxy card, and thus we request that you use the WHITE proxy card to vote on this matter. If you return the WHITE proxy card and no marking is made, you will be deemed to have given a direction to vote all the shares represented by the WHITE proxy card for this Proposal.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each share of common stock is entitled to one vote. Stockholders who sell shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote those shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell their shares after the Record Date. Based on publicly available information, Mr. Jeffs believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the common stock.  Shares represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the board, FOR the ratification of the appointment of Davidson & Company LLP as independent public accountants for the Company’s fiscal year ending December 31, 2010 and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.  If your shares are held in “street name,” whether through a broker, bank or other nominee, only such bank, broker or other nominee can sign the WHITE proxy card with respect to your shares. You are therefore urged to contact the person(s) responsible for your account and give them instructions for how to complete a WHITE proxy card representing your shares so that a WHITE proxy card can be timely returned on your behalf. You also should confirm in writing your instructions to the person(s) responsible for your account and provide a copy of those instructions to our proxy solicitor, Laurel Hill Advisory Group LLC, so that they can attempt to ensure that your instructions are followed. If you wish instead to vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other nominee.

QUORUM

In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies. A quorum consists of at least a majority of the outstanding shares entitled to vote at the meeting. All shares that are voted “FOR,” “AGAINST” or “ABSTAIN” (or “WITHHOLD” in the case of election of directors) and broker non-votes on any matter will count for purposes of establishing a quorum and will be treated as shares entitled to vote at the Annual Meeting.

VOTES REQUIRED FOR APPROVAL

Election of Directors. A plurality of the total votes cast by holders of the shares entitled to vote at the Annual Meeting for the Nominees is required for the election of directors, and the seven nominees who receive the most votes will be elected (assuming a quorum is present). Both a broker non-vote and a vote to “WITHHOLD” for any nominee for director will be counted for purposes of determining the quorum, but will have no other effect on the outcome of the vote on the election of directors. Stockholders do not have the right to cumulate their votes in the election of directors.

Ratification of Appointment of Davidson & Company LLP. The affirmative vote of the holders of stock having a majority of the votes cast by the holders of all of the shares of stock present or represented and voting at the Annual Meeting is required to approve the ratification of the appointment of Davidson & Company LLP (assuming a quorum is present).  With respect to the ratification of the appointment of Davidson & Company LLP and any matters other than the election of directors to be voted on at the Annual Meeting, abstentions and broker non-votes will not be taken into account and will have no effect on the outcome.

ABSTENTIONS AND WITHHOLDS

Abstentions and, in the case of the elections of directors, withholds will count as votes present for the purpose of determining whether a quorum is present. Abstentions will have no effect on the proposal to ratify the appointment of Davidson & Company LLP, because abstentions do not count as votes cast and the bylaws provide that any matter other than the election of directors shall be decided by the affirmative vote of the holders of stock having a majority of the votes cast by the holders of all of the shares of stock present or represented and voting on a matter. In addition, withholds will have no effect on the outcome of the election of directors because the bylaws provide that the election of directors shall be determined by a plurality of the total votes cast by holders of the shares entitled to vote on the election and, therefore, assuming a quorum, only affirmative votes for the Nominees will determine the outcome of the election at the Annual Meeting.

DISCRETIONARY VOTING

If your shares are held in “street name,” whether through a broker, bank or other nominee, only such bank, broker or other nominee can sign the WHITE proxy card with respect to your shares. A “broker non-vote” occurs if you do not give specific voting instructions to your broker, bank or other nominee regarding how to vote your shares on your behalf with respect to the election of directors at the Annual Meeting. The election of directors at the Annual Meeting is a “non-routine matter” and brokers do not have discretionary authority to vote your shares of common stock on “non-routine matters.” If you fail to provide voting instructions, your broker will have no discretionary authority to vote your shares on your behalf with respect to the election of directors and your shares will not be voted for any of the Nominees. We strongly encourage you to contact the person(s) responsible for your account and give them instructions for how to complete a WHITE proxy card representing your shares so that a WHITE proxy card can be timely returned on your behalf.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to the Annual Meeting by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will also constitute a revocation of any earlier proxy. The revocation may be delivered either to Mr. Jeffs in care of Laurel Hill Advisory Group LLC at the address set forth in this Proxy Statement or to the corporate secretary of the Company at the address provided by the Company in the Company’s proxy statement. A revocation is effective if delivered to the Company. Mr. Jeffs requests that either the original or photocopies of all revocations be mailed to him in care of Laurel Hill Advisory Group LLC at the address set forth on the back cover of this Proxy Statement so that he will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares. Additionally, Laurel Hill Advisory Group LLC may use this information to contact stockholders who have revoked their proxies in order to solicit later-dated proxies for the election of the Nominees.

If you wish to vote for the election of the Nominees to the board or for the ratification of the appointment of Davidson & Company LLP, please sign, date and return promptly the enclosed WHITE proxy card in the postage-paid envelope provided.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Mr. Jeffs and the other participants in this solicitation. Proxies may be solicited by mail, fax, telephone, telegraph, email, other Internet media, in person and by advertisements. The expenses of preparing, printing and distributing this Proxy Statement and the accompanying form of proxy and the cost of soliciting proxies will be borne by Mr Jeffs. Such expenses are estimated to be approximately $[ ], of which approximately $[ ] have been incurred to date.

Copies of soliciting materials will be furnished to banks, brokerage houses and other custodians, nominees and fiduciaries for forwarding to the beneficial owners of shares of common stock for whom they hold shares, and Mr. Jeffs will reimburse them for their reasonable out-of-pocket expenses in connection therewith. Mr. Jeffs has also retained Laurel Hill Advisory Group LLC to assist it in the solicitation of proxies. Laurel Hill Advisory Group LLC will solicit proxies on behalf of Mr. Jeffs from individuals, brokers, bank nominees and other institutional holders in the same manner described above. Laurel Hill Advisory Group LLC will receive a fee not in excess of $[ ] for its services to Mr. Jeffs for the solicitation of the proxies and will be reimbursed for certain expenses. Mr. Jeffs has also agreed to indemnify [insert solicitor] against certain claims. Approximately [25] persons will be employed by Laurel Hill Advisory Group LLC to solicit stockholders.

If this solicitation is successful, Mr. Jeffs intends to seek, without the vote of the holders of the common stock, reimbursement from the Company, to the extent permitted by law, for expenses incurred in connection with this proxy solicitation.

PARTICIPANTS IN THE SOLICITATION

Under applicable regulations of the SEC, each of the Nominees is deemed to be a “participant” in Mr. Jeffs’s solicitation of proxies.  None of the Nominees or any of their respective “associates” has any arrangement or understanding with any person with respect to future employment or future transactions with the Company. There are no arrangements between any Nominee and any other person, pursuant to which any person is to be selected as such. There is no family relationship between Nominees, except that Susan Jeffs is the mother of David Jeffs. No Nominee or other participant has any current plans to engage in any transactions with the Company beyond the transactions disclosed above.

SECTION 16(a) BENEFICIAL OWNERSHIP
REPORTING COMPLIANCE

To Mr. Jeffs’s knowledge, there was no participant, as described in this Proxy Statement, who, at any time during the fiscal year ended December 31, 2009, failed to file on a timely basis the reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended, with respect to beneficial ownership of the Company’s securities during the most recent fiscal year.

ABSENCE OF APPRAISAL RIGHTS
Under Nevada law, you do not have appraisal rights in connection with our solicitation of proxies.

ADDITIONAL INFORMATION
AND OTHER MATTERS

Internet Availability of Proxy Materials

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE SHAREHOLDER MEETING TO BE HELD ON OCTOBER 12, 2010

This Proxy Statement and a form of the accompanying WHITE proxy card are also available on the Internet at [insert web site].

Other Matters

Other than those discussed above, Mr. Jeffs is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, of which he is not aware within a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will exercise their discretion to vote on such matters.

Incorporation by Reference

Mr. Jeffs has omitted from this Proxy Statement certain disclosure required by applicable law that is expected to be included in the Company’s proxy statement relating to the Annual Meeting. This disclosure is expected to include, among other things, current biographical information on the Company’s current directors and executive officers, certain information regarding the securities of the Company held by its directors, nominees, management and 5% stockholders, information concerning executive compensation, an analysis of cumulative total returns on an investment in the Company’s shares of common stock during the past five years, information on audit services and fees paid by the Company, procedures for nominating directors for election to the Company’s board of directors and other important information. You should refer to the the Company’s proxy statement in order to review this disclosure. Please note that because Mr. Jeffs was not involved in the preparation of the Company’s proxy statement, he cannot reasonably confirm the accuracy or completeness of the information contained in the Company’s proxy statement. Although Mr. Jeffs does not have any knowledge indicating that any statement made by him herein is untrue, he does not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on his behalf, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

The information concerning the Company contained in this Proxy Statement has been taken from, or is based upon, publicly available information.

IMPORTANT

•	Be sure to vote on the WHITE proxy card. We urge you not to sign any proxy card that is sent to you by the Company.

•
If any of your shares are held in the name of a bank, broker or other nominee, please contact the person responsible for your account and direct him or her to vote on the WHITE proxy “FOR” Mr. Jeffs’s nominees.

If you have any questions, require assistance in voting your WHITE proxy card, need additional copies of these proxy materials or directions to attend the Annual Meeting, please call Laurel Hill Advisory Group LLC at the phone numbers listed below.

Laurel Hill Advisory Group LLC 100 Wall Street, 22nd Floor New York NY 10005 Banks and brokers call collect: 917-338-3181 All others call toll free: 1-800-385-3006

Please complete, sign, date and mail the enclosed white proxy card promptly in the enclosed envelope. No postage is required if mailed within the united states. By completing, signing, dating and returning the enclosed white proxy card, any proxy previously given by you will be automatically revoked. Only the latest-dated proxy will count at the annual meeting.

September [ ], 2010

PLEASE DETACH PROXY CARD HERE	▼

WHITE PROXY CARD

LIVE CURRENT MEDIA, INC

2010 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF
 OF
 DAVID JEFFS

PROXY

David Jeffs is the beneficial owner of 1,136,866 shares of common stock, par value $0.001 per share of Live Current Media, Inc. (the “Company”), representing approximately 3.74% of the outstanding common stock of the Company.

The undersigned acknowledges receipt of Mr. Jeffs’s proxy materials and hereby appoints [ ] and [ ], as attorneys and agents with full power of substitution to vote all shares of common stock of the Company which the undersigned would be entitled to vote if personally present at the annual meeting of stockholders of the Company scheduled to be held on October 12, 2010, at [time], at [location], including any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse side and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting which Mr. Jeffs is not aware of a reasonable time before this solicitation.

Unless otherwise specified in the squares or spaces provided in this proxy, this proxy will be voted for each of Mr. Jeffs’s nominees for director and for the ratification of the appointment of Davidson & Company LLP as the Company’s independent public accountants. Should other matters, which Mr. Jeffs is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies will exercise their discretion to vote on such matters.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

PRELIMINARY COPY TO DELIVER YOUR PROXY BY MAIL, PLEASE DETACH PROXY CARD HERE	▼

WHITE PROXY CARD

1. Election of Directors.	☒ Please mark votes as in this example

APPROVAL OF MR. JEFFS’S PROPOSAL TO ELECT DIRECTORS:

MR. JEFFS RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED BELOW IN PROPOSAL NO. 1

Nominees	For All Nominees	Withhold Authority to Vote For All Nominees	For All Except the Nominees Written Below*
David Jeffs

John Da Costa

Carl Jackson

Susan Jeffs
	☐	☐	☐
Cameron Pan

Adam Rabiner

Amir Vahabzadeh

Mr. Jeffs intends to use this proxy to vote “for” himself, Mr. Da Costa, Mr. Jackson, Ms. Jeffs, Mr. Pan, Mr. Rabiner and Mr. Vahabzadeh.

Note: If you do not wish for your shares to be voted “for” a particular nominee, mark the “for all except the nominee(s) written below” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s).

*Name of excepted Nominee(s):

2. Approval of the Company’s proposal to ratify the appointment of Davidson & Company LLP as independent public accountants for the Company’s fiscal year ending December 31, 2010.

FOR	AGAINST	ABSTAIN

☐	☐	☐

DATED:	, 2010

(Signature)

(Signature, if held jointly)

(Title*)

IF YOUR SHARES ARE HELD JOINTLY, EACH OF YOU SHOULD SIGN.

*IF YOU ARE AN EXECUTOR, ADMINISTRATOR, TRUSTEE, CORPORATE OFFICER, ETC., YOU SHOULD INDICATE THE CAPACITY IN WHICH YOU ARE SIGNING.

PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ON THIS PROXY.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE.